

Ides Capital Management LP
3 Columbus Circle
Suite 1636
New York, NY 10019

January 18, 2022

Safety Insurance Group, Inc.
20 Custom House Street
Boston, MA 02110
Attn: Board of Directors

To the Board of Directors of Safety Insurance Group, Inc.,

Ides Capital Management, LP ("Ides"), together with its affiliates and other members of its group, collectively own approximately 1% of Safety Insurance Group, Inc. ("Safety", "Safety Insurance" or the "Company"), having first bought stock nearly one year ago. We are a New York-based investment advisor that engages with corporate boards and management teams to drive long-term shareholder value, sustainable change and inclusive outcomes at small and mid-capitalization publicly traded companies over a multi-year hold period.

As you know, we have repeatedly attempted to engage with Safety in good faith around numerous critically important topics, including the Company's stock price underperformance, ESG and Sustainability practice deficiencies and subpar capital allocation.

In light of this attempted engagement, we were extremely disappointed by Safety's January 12 press release – both in form and in substance. Rather than work constructively, the Company elected to publicly unveil a transparently reactive and paltry "fix" to a very small subset of the many problematic practices and areas of underperformance Ides has highlighted in our efforts to engage with both management and the Board of Directors (the "Board") to improve outcomes for Safety's stakeholders.

Importantly, the changes announced in Safety's press release fall woefully short of what is required to put the Company on a better path forward. Further, even these changes would likely not have occurred absent our involvement, leaving shareholders to question whether the Board is truly committed to acting in their best interests. Despite Ides' repeated efforts to work privately with the Company, Safety's actions have left us no choice but to bring our engagement into the public domain and to make known our December 8, 2021 nomination of two highly qualified candidates to Safety's Board – Olga Kondrashova and Farooq Sheikh.

Ms. Kondrashova and Mr. Sheikh are extremely experienced insurance industry executives who can be relied upon to serve as truly independent advocates for Safety's shareholders. Importantly, they have not been hand-picked by an underperforming and, we believe, entrenched Board.

To refresh the Board's memory of Ides' numerous efforts to engage in a constructive dialogue, we provide below an overview of our outreach and the Company's response. We believe this timeline provides illuminating context around Safety's reactive maneuvering, that culminated in the January 12 press release – an out of the blue step by the otherwise minimally transparent and shareholder-unfriendly Company that likely left many Safety stakeholders scratching their heads.

In February 2021, Ides initiated a position in Safety and began speaking with CFO Christopher T. Whitford. Ides spoke with CFO Whitford on several occasions over the course of 2021 and, in August 2021, spoke with Safety CEO George M. Murphy.

As a part of this dialogue, we asked Safety CFO Whitford to connect Ides with the Board. The email response we received from Safety was disheartening: we were told that since we had spoken with CEO Murphy – who serves as a non-independent Safety Director – we had already effectively spoken with the Board.

Unfortunately, this response accurately presaged what would come next.

On November 15, 2021, we sent the Board a private letter outlining numerous areas for improvement that we believed would go a long way towards addressing the Company's stock price underperformance over the past one, three and five years compared with the S&P Insurance Select Industry Index. In addition to the need to remedy a number of retrograde corporate governance practices, all of which remain unaddressed by Safety's newly announced "fix", Ides further asked the Board to take action to resolve a host of issues including poor investor relations policies, weak ESG and Sustainability policies and practices, a materially over-capitalized balance sheet and to further adopt a tax-efficient plan to return more meaningful amounts of capital to shareholders.

Other than an acknowledgement by CFO Whitford that our letter had been distributed to Safety's Directors, we received no response from the Company.

On December 8, 2021, in light of the nearly month-long silence from the Board, Safety's long-term underperformance, subpar policies and practices and the impending nomination deadline under the Company's governance documents, we made a decision to notify Safety of our intent to nominate two candidates – Ms. Kondrashova and Mr. Sheikh – for election to the Board. For all of the foregoing reasons and in order to preserve our rights as shareholders, we privately submitted the notice of nomination to Safety.

Once again, other than an acknowledgement of receipt, we received no response from Safety.

Throughout December 2021, we attempted to follow up with Safety on several occasions, including another letter to the Board as well as direct outreach to CFO Whitford.

Finally, on January 4, 2022, we had a meeting with Director Thalia M. Meehan, who to our dismay did not have our letter in front of her and was unprepared to engage around any of our concerns apart from telling us that the Board already discusses the many topics raised by Ides.

On January 12, 2022, we met once again with Director Meehan. Additionally, Directors Mary C. Moran and Peter J. Manning joined the call, although, apart from sharing their biographies with us, they did not contribute to the conversation. At the outset of the video meeting, Director Meehan informed Ides that Safety would be issuing a press release immediately after the call detailing several changes. Upon hearing the changes, we informed the Directors of our disappointment in both their scope and scale. We further noted that the forthcoming changes failed to address any of the concerns raised in our detailed November 15 letter to the Board.

Director Meehan then informed Ides that the Board would be willing to include Ides' nominees in their existing process to identify a single new director, but provided no details around the process. We expressed concerns at this but said under certain conditions, which would need to be discussed and agreed upon, we would be willing to consider submitting our nominees for participation. No Director responded to our suggestion and the call was then cut short by Director Meehan.

The Board's overarching failure to be responsive, the repeated lack of both preparation and willingness to engage, the absence of candor and the pre-arranged press release all indicate that the Board had no intention of a constructive engagement.

We strongly recommend that the Board immediately consider and implement a series of actions in order to reverse years of underperformance at Safety including, as a starting point, that the Company:

- Host quarterly earnings calls;
- Take any and all steps necessary to the remediation of subpar proxy advisor audit scores;
- Initiate a process to declassify the Board;
- Commence a repurchase of 10% of shares outstanding subject to regulatory approval with subsequent ongoing buybacks;
- Implement robust ESG and Sustainability policies, practices and reporting, with a near-term goal of enhanced focus on Diversity, Equity & Inclusion and the Safety Employee Experience; and
- Create a new committee of the Board to explore and address Safety's elevated expense structure relative to peer companies.

To date, Safety's actions send a disappointing message: rather than work constructively with a meaningful shareholder to help put the Company on a better path forward, Safety's management team and Board appear more focused on doing the bare minimum in an attempt to appease shareholders with what we consider to be merely a façade of change in order to maintain their positions.

Accordingly, we look forward to continuing to take all necessary steps to ensure that the best interests of all shareholders are appropriately represented in the Boardroom, including by seeking the election of our two highly qualified director candidates to the Board at the upcoming annual meeting. Notwithstanding the foregoing, our sincere hope remains to constructively work with the Company in good faith to reach a positive outcome for Safety shareholders. To that end, we remain ready, willing and able to continue our discussions with the Board.

Sincerely,

Dianne K. McKeever
Managing Member, Cofounder and Chief Investment Officer